August 15, 2003


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549


                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                  NISOURCE INC.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                          FILE NO. 70-9681 AND 70-9945

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and (i) the Orders of the Commission dated November 1, 2000 and March 21, 2001 in File No. 70-9681, and (ii) the Orders of the Commission dated December 19, 2001, June 6, 2002 and August 8, 2002 in File No. 70-9945, authorizing the financing transactions and business activities as more fully described in the Joint Applications/Declarations, as amended, in those proceedings, the undersigned hereby certifies to the Commission that, during the quarter ended June 30, 2003:

1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale
                None

2. The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource Inc.'s benefit plans or otherwise
                214,200 shares

3. If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer
                None

4. The amount and terms of any long-term debt, preferred stock or other preferred or equity-linked securities, or short-term debt, issued directly or indirectly by NiSource during the quarter
                Please see Exhibit 1

5. The amount and terms of any short-term debt issued directly or indirectly by any utility subsidiary during the quarter
                Please see Exhibit 2

6. The amount and terms of any financing consummated by any non-utility subsidiary during the quarter that are not exempt under rule 52
                None

7. The name of the guarantor and of the beneficiary of any NiSource guarantee or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee
                Please see Exhibit 3

8. The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the quarter and the identity of the parties to such instruments
                  On April 11, 2003, Columbia Energy Group entered into fixed-to-variable interest rate swap agreements in a notional amount of $100 million with two counterparties. NiSource will receive payments based upon a fixed 7.42% interest rate and pay a floating interest amount based on U.S. 6-month LIBOR-BBA plus 2.38 percent per annum.

9. The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary during the quarter
                  None

10. A list of Form U-6B-2 statements filed with the commission during the quarter, including the name of the filing entity and the date of the filing
                  NiSource (on behalf of Northern Utilities) June 5, 2003

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource, that has engaged in financing transactions during the quarter
                  Please see the attached Exhibits 4 through 14 for balance sheets for NiSource, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel, Northern Indiana Fuel and Light, Columbia Gas of Kentucky, Columbia Gas of Ohio, Columbia Gas of Pennsylvania Columbia Gas of Virginia and Columbia Gas of Maryland.

12. The maximum outstanding amount of all borrowings under or investments in the Money Pool by each Money Pool participant during the quarter, and the rate or range of rates charged on Money Pool investments during the quarter
                  Please see Exhibit 15

13. The number of shares of common stock issued by Columbia Maryland to Columbia during the quarter and the price per share paid
                  None

14. The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Maryland to Columbia during the quarter
                  None


                                       Very truly yours,


                                       NiSource Inc.


                                       By:     /s/ Jeffrey W. Grossman
                                          -------------------------------------
                                                 Jeffrey W. Grossman
                                                    Vice President

                                                                      EXHIBIT #1
                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #4




                          AMOUNT ISSUED DURING     AMOUNT OUTSTANDING     TYPE OF DEBT
COMPANY                  SECOND QUARTER OF 2003      JUNE 30, 2003        OR SECURITY              TERMS
-----------------------------------------------------------------------------------------------------------------------
NiSource Finance Corp.           762,400,000            859,400,00       Short-term Debt    Credit facility advances
                                                                                            with a weighted average
                                                                                            interest rate of 1.756%
NiSource Finance Corp.                     -         5,041,700,000       Long-term Debt     Various maturity dates
                                                                                            and weighted average
                                                                                            interest rates
-----------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #2


                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #5


                                                                          INTER-COMPANY DEBT
                                                                          ISSUED DURING THE      WEIGHTED AVERAGE
LENDING COMPANY                        BORROWING SUBSIDIARY                1ST QUARTER 2003        INTEREST RATE
--------------------------------------------------------------------------------------------------------------------
NiSource Finance Corp.      Northern Indiana Public Service Company                    186,030         2.14%

--------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #3


                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM # 7


                                                              GUARANTEES
                                                            ISSUED DURING
GUARANTOR                           SUBSIDIARY             2ND QUARTER 2003                  PURPOSE
--------------------------------------------------------------------------------------------------------------------
NiSource/NiSource Capital Markets EnergyUSA - TPC             18,000,000        Guarantee energy trading contracts
--------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #4


                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of June 30, (in thousands)                                                                                    2003
----------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                       $ 16,331,307
     Accumulated depreciation and amortization                                                             (8,043,748)
----------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                      8,287,559
----------------------------------------------------------------------------------------------------------------------
     Other property, at cost, less accumulated depreciation                                                   419,190
----------------------------------------------------------------------------------------------------------------------
Net Property, Plant and Equipment                                                                           8,706,749
----------------------------------------------------------------------------------------------------------------------
INVESTMENTS:
     Assets of discontinued operations and assets held for sale                                             1,337,867
     Unconsolidated affiliates                                                                                118,744
     Other investments                                                                                         69,758
----------------------------------------------------------------------------------------------------------------------
          Total Investments                                                                                 1,526,369
----------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                                                                 34,717
     Restricted cash                                                                                            9,247
     Accounts receivable - less reserve                                                                       542,093
     Unbilled revenue - less reserve                                                                          125,333
     Gas inventory                                                                                            218,036
     Underrecovered gas and fuel costs                                                                         81,430
     Material and supplies, at average cost                                                                    69,799
     Electric production fuel, at average cost                                                                 39,991
     Price risk management asset                                                                               92,092
     Exchange gas receivable                                                                                  229,357
     Prepayments and other                                                                                    215,804
----------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                              1,657,899
----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Price risk asset long term                                                                               153,539
     Regulatory assets                                                                                        594,693
     Goodwill                                                                                               3,692,184
     Intangible assets                                                                                         58,162
     Deferred charges and other                                                                               132,521
----------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                4,631,099
----------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                            $ 16,522,116
======================================================================================================================


                                                                      EXHIBIT #4
                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11



As of June 30, (in thousands)                                                                                    2003
----------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
     Common Stock Equity                                                                                  $ 4,257,306
     Preferred Stocks -
        Subsidiary Companies
           Series without mandatory redemption provisions                                                      81,114
           Series with mandatory redemption provisions                                                          3,814
     Long-term debt, excluding amounts due within one year                                                  5,041,675
----------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                        9,383,909
----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                                       926,813
      Short-term borrowings                                                                                   859,400
      Accounts payable                                                                                        486,643
      Dividends declared on common and preferred stocks                                                        77,604
      Customer deposits                                                                                        72,959
      Taxes accrued                                                                                           329,802
      Interest accrued                                                                                         89,146
      Overrecovered gas and fuel costs                                                                         38,006
      Price risk management liabilities                                                                        66,130
      Exchange gas payable                                                                                    362,556
      Current deferred revenue                                                                                 16,884
      Accrued liability for postretirement and pension benefits                                                61,670
      Other accruals                                                                                          359,149
----------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                         3,746,762
----------------------------------------------------------------------------------------------------------------------
OTHER:
      Price risk management liabilities                                                                           879
      Deferred income taxes                                                                                 1,577,972
      Deferred investment tax credits                                                                          91,827
      Deferred credits                                                                                         73,832
      Non-current deferred revenue                                                                            127,240
      Accrued liability for postretirement and pension benefits                                               433,505
      Liabilities of discontinued operations and liabilities held for sale                                    818,731
      Other noncurrent liabilities                                                                            267,459
----------------------------------------------------------------------------------------------------------------------
          Total other                                                                                       3,391,445
----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                     $ 16,522,116
======================================================================================================================


                                                                      EXHIBIT #5
                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11



As of June 30, (in thousands)                                                                                    2003
----------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                        $ 6,519,141
     Accumulated depreciation and amortization                                                             (3,660,661)
----------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                      2,858,480
----------------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                                  8,869
----------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                  6,290
     Accounts receivable - less reserve                                                                        89,574
     Unbilled revenue - less reserve                                                                           64,880
     Gas cost adjustment clause                                                                                 1,801
     Material and supplies, at average cost                                                                    46,108
     Electric production fuel, at average cost                                                                 39,991
     Natural gas in storage, at last in, first-out cost                                                        61,913
     Price risk management assets                                                                               2,792
     Prepayments and other                                                                                     57,917
----------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                                          371,266
----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                        218,386
     Intangible assets                                                                                         25,086
     Prepayments and other                                                                                      4,515
----------------------------------------------------------------------------------------------------------------------
Total Other Assets                                                                                            247,987
----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                              $ 3,486,602
======================================================================================================================


                                                                      EXHIBIT #5


                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of June 30, (in thousands)                                                                                    2003
----------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's equity                                                                                 $ 921,837
Preferred Stocks -
      Series without mandatory redemption provisions                                                           81,114
      Series with mandatory redemption provisions                                                               3,814
Long-term debt, excluding amount due within one year                                                          713,495
----------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                        1,720,260
----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                                        76,000
      Short-term borrowings                                                                                   515,502
      Accounts payable                                                                                        131,019
      Dividends declared on common and preferred stock                                                          1,133
      Customer deposits                                                                                        45,245
      Taxes accrued                                                                                            93,209
      Interest accrued                                                                                          9,706
      Overrecovered gas and fuel costs                                                                          8,167
      Accrued employment costs                                                                                 20,592
      Price risk management liabilities                                                                         1,096
      Accrued liability for postretirement and pension benefits                                                13,600
      Other accruals                                                                                           29,736
----------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                           945,005
----------------------------------------------------------------------------------------------------------------------
OTHER:
      Regulatory liabilities                                                                                    5,183
      Deferred income taxes                                                                                   473,913
      Deferred investment tax credits                                                                          60,774
      Deferred credits                                                                                         18,831
      Accrued liability for postretirement and pension benefits                                               237,613
      Other noncurrent liabilities                                                                             25,023
----------------------------------------------------------------------------------------------------------------------
          Total other                                                                                         821,337
----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                      $ 3,486,602
======================================================================================================================

                                                                      EXHIBIT #6


                                  BAY STATE GAS COMPANY
                          QUARTERLY REPORT UNDER RULE 24 OF THE
                        PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                     FILE NO. 70-9681
                                         ITEM #11

As of June 30, (in thousands)                                                                                  2003
--------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                      $ 1,430,735
     Accumulated depreciation and amortization                                                             (366,814)
--------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                    1,063,921
--------------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                                2,165
--------------------------------------------------------------------------------------------------------------------

INVESTMENTS:
     Unconsolidated affiliates                                                                                   34
-------------------------------------------------------------------------------------------------------------------
          Total Investments                                                                                      34
--------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                                                                3,160
     Restricted cash                                                                                              9
     Accounts receivable - less reserve                                                                      71,940
     Unbilled revenue - less reserve                                                                          7,821
     Gas Inventory                                                                                           20,789
     Underrecovered gas and fuel costs                                                                       23,542
     Material and supplies, at average cost                                                                   6,215
     Price risk management asset                                                                                508
     Exchange gas receivable                                                                                 19,323
     Prepayments and other                                                                                   11,044
--------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                              164,351
--------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Price risk management asset                                                                                 60
     Regulatory assets                                                                                       30,755
     Goodwill                                                                                                   847
     Intangible assets                                                                                        8,094
     Deferred charges and other                                                                               9,419
--------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                 49,175
--------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                           $ 1,279,646
====================================================================================================================


                                                                      EXHIBIT #6
                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11




As of June 30, (in thousands)                                                                                  2003
--------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                         $ 540,542
      Long-term debt excluding amt due within one year                                                      184,333
--------------------------------------------------------------------------------------------------------------------
          Total Capitalization                                                                              724,875
--------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                                      15,833
      Short-term borrowings                                                                                 141,040
      Accounts payable                                                                                       32,293
      Customer deposits                                                                                       3,962
      Taxes accrued                                                                                          16,875
      Interest accrued                                                                                        2,688
      Other accruals                                                                                         11,553
--------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                         224,244
--------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                 297,553
      Deferred investment tax credits                                                                         2,678
      Accrued liability for postretirement and pension benefits                                              13,563
      Other noncurrent liabilities                                                                           16,733
--------------------------------------------------------------------------------------------------------------------
          Total other                                                                                       330,527
--------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                    $ 1,279,646
====================================================================================================================



                                                                      EXHIBIT #7
                            NORTHERN UTILITIES, INC.
                     QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of June 30, (in thousands)                                                                                  2003
--------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                        $ 260,995
     Accumulated depreciation and amortization                                                              (60,658)
--------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                      200,337
--------------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                                2,091
--------------------------------------------------------------------------------------------------------------------

INVESTMENTS:
     Unconsolidated affiliates                                                                                    2
--------------------------------------------------------------------------------------------------------------------
          Total Investments                                                                                       2
--------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                                                                  516
     Restricted cash                                                                                              9
     Accounts receivable - less reserve                                                                      16,015
     Unbilled revenue - less reserve                                                                          2,045
     Gas inventory                                                                                              737
     Underrecovered gas and fuel costs                                                                        2,619
     Material and supplies, at average cost                                                                     671
     Price risk management asset                                                                                508
     Exchange gas receivable                                                                                 12,867
     Prepayments and other                                                                                    4,865
--------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                               40,852
--------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Price risk management asset                                                                                 60
     Regulatory assets                                                                                       15,978
     Goodwill                                                                                                   847
     Intangible assets                                                                                          824
     Deferred charges and other                                                                                 785
--------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                 18,494
--------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                             $ 261,776
====================================================================================================================


                                                                      EXHIBIT #7
                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11



As of June 30, (in thousands)                                                                                  2003
--------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                         $ 115,258
      Long-term debt excluding amt due within one year                                                       65,833
--------------------------------------------------------------------------------------------------------------------
          Total Capitalization                                                                              181,091
--------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                                         833
      Accounts payable                                                                                        9,517
      Customer deposits                                                                                         902
      Taxes accrued                                                                                           2,710
      Interest accrued                                                                                          180
      Other accruals                                                                                          4,474
--------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                          18,616
--------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                  51,421
      Deferred investment tax credits                                                                           251
      Accrued liability for postretirement and pension benefits                                               2,617
      Other noncurrent liabilities                                                                            7,780
--------------------------------------------------------------------------------------------------------------------
          Total other                                                                                        62,069
--------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                      $ 261,776
====================================================================================================================


                                                                      EXHIBIT #8
                           KOKOMO GAS AND FUEL COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of June 30, (in thousands)                                                                                     2003
-----------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                            $ 79,701
     Accumulated depreciation and amortization                                                                 (39,552)
-----------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                          40,149
-----------------------------------------------------------------------------------------------------------------------

INVESTMENTS:
     Unconsolidated affiliates                                                                                       5
-----------------------------------------------------------------------------------------------------------------------
          Total Investments                                                                                          5
-----------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                                                                     610
     Accounts receivable - less reserve                                                                          4,831
     Unbilled revenue - less reserve                                                                                18
     Gas Inventory                                                                                                 636
     Underrecovered gas and fuel costs                                                                           1,817
     Material and supplies, at average cost                                                                        407
     Prepayments and other                                                                                           4
-----------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                                   8,323
-----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Intangible assets                                                                                             208
     Deferred charges and other                                                                                    378
-----------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                       586
-----------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                                 $ 49,063
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                             $ 36,869
-----------------------------------------------------------------------------------------------------------------------
          Total Capitalization                                                                                  36,869
-----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                                                           1,759
      Customer deposits                                                                                            469
      Taxes accrued                                                                                                528
      Interest accrued                                                                                             147
      Other accruals                                                                                             1,326
-----------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                              4,229
-----------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                      3,305
      Deferred investment tax credits                                                                              447
      Deferred credits                                                                                           1,103
      Accrued liability for postretirement and pension benefits                                                  1,624
      Other noncurrent liabilities                                                                               1,486
-----------------------------------------------------------------------------------------------------------------------
          Total other                                                                                            7,965
-----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                          $ 49,063
=======================================================================================================================


                                                                      EXHIBIT #9
                     NORTHERN INDIANA FUEL AND LIGHT COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11



As of June 30, (in thousands)                                                                                   2003
---------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                          $ 73,794
     Accumulated depreciation and amortization                                                               (27,584)
---------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                        46,210
---------------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                                   674
---------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                   483
     Accounts receivable - less reserve                                                                       14,541
     Unbilled revenue - less reserve                                                                             532
     Gas inventory                                                                                             3,189
     Underrecovered gas and fuel costs                                                                         1,647
     Material and supplies, at average cost                                                                      339
     Prepayments and other                                                                                        15
---------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                                20,746
---------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                           102
     Intangible assets                                                                                           318
     Deferred charges and other                                                                                1,593
---------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                   2,013
---------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                               $ 69,643
=====================================================================================================================

---------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                           $ 48,402
---------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                          48,402
---------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                                                         4,389
      Customer deposits                                                                                          222
      Taxes accrued                                                                                            1,456
      Interest accrued                                                                                            37
      Other accruals                                                                                             491
---------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                            6,595
---------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                    5,288
      Deferred investment tax credits                                                                            302
      Accrued liability for postretirement and pension benefits                                                6,979
      Other noncurrent liabilities                                                                             2,077
---------------------------------------------------------------------------------------------------------------------
          Total other                                                                                         14,646
---------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                        $ 69,643
=====================================================================================================================


                                                                     EXHIBIT #10

                            COLUMBIA GAS OF KENTUCKY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of June 30, (in thousands)                                                                                  2003
--------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                        $ 236,444
     Accumulated depreciation and amortization                                                             (107,421)
--------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                      129,023
--------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                  451
     Accounts receivable - less reserve                                                                      20,318
     Unbilled revenue - less reserve                                                                          3,439
     Gas inventory                                                                                              835
     Underrecovered gas and fuel costs                                                                       28,655
     Exchange gas receivable                                                                                  4,959
     Prepayments and other                                                                                    1,672
--------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                               60,329
--------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                        3,297
     Intangible assets                                                                                           66
     Deferred charges and other                                                                               1,035
--------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                  4,398
--------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                             $ 193,750
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                          $ 75,941
      Long-term debt excluding amt due within one year                                                       42,165
--------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                        118,106
--------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                                          30
      Accounts payable                                                                                       17,365
      Customer deposits                                                                                       2,303
      Taxes accrued                                                                                           5,916
      Interest accrued                                                                                          722
      Price risk management liabilities                                                                         124
      Exchange gas payable                                                                                   19,997
      Accrued liability for postretirement and pension benefits                                                 898
      Other accruals                                                                                          9,554
--------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                          56,909
--------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                  13,360
      Deferred investment tax credits                                                                         1,256
      Accrued liability for postretirement and pension benefits                                               1,082
      Other noncurrent liabilities                                                                            3,037
--------------------------------------------------------------------------------------------------------------------
          Total other                                                                                        18,735
--------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                      $ 193,750
====================================================================================================================


                                                                     EXHIBIT #11
                              COLUMBIA GAS OF OHIO
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of June 30, (in thousands)                                                                                    2003
----------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                        $ 1,555,604
     Accumulated depreciation and amortization                                                               (676,248)
----------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                        879,356
----------------------------------------------------------------------------------------------------------------------
Other property and investments                                                                                  1,270
----------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                  7,320
     Accounts receivable - less reserve                                                                       167,040
     Unbilled revenue - less reserve                                                                          303,346
     Gas inventory                                                                                             81,333
     Exchange gas receivable                                                                                   78,528
     Prepayments and other                                                                                     63,806
----------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                                701,373
----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                        204,748
     Intangible assets                                                                                            968
     Deferred charges and other                                                                                66,365
----------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                  272,081
----------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                             $ 1,854,080
======================================================================================================================

----------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                           $ 477,861
      Long-term debt excluding amt due within one year                                                        306,950
----------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                          784,811
----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                                           198
      Accounts payable                                                                                        172,844
      Customer deposits                                                                                        10,610
      Taxes accrued                                                                                            55,933
      Interest accrued                                                                                          1,574
     Underrecovered gas and fuel costs                                                                         27,964
      Price risk management liabilities                                                                         1,477
      Exchange gas payable                                                                                    147,819
      Accrued liability for postretirement and pension benefits                                                 8,593
      Other accruals                                                                                          108,742
----------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                           535,754
----------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                   132,888
      Deferred investment tax credits                                                                          15,412
      Accrued liability for postretirement and pension benefits                                                49,478
      Other noncurrent liabilities                                                                             62,737
----------------------------------------------------------------------------------------------------------------------
          Total other                                                                                         260,515
----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                      $ 1,581,080
======================================================================================================================


                                                                     EXHIBIT #12

                          COLUMBIA GAS OF PENNSYLVANIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of June 30, (in thousands)                                                                                     2003
-----------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                           $ 671,431
     Accumulated depreciation and amortization                                                                (230,929)
-----------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                         440,502
-----------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                   2,735
     Accounts receivable - less reserve                                                                         68,053
     Unbilled revenue - less reserve                                                                            12,322
     Gas inventory                                                                                              31,548
     Underrecovered gas and fuel costs                                                                          21,197
     Exchange gas receivable                                                                                    29,477
     Prepayments and other                                                                                      14,352
-----------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                                 179,684
-----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                          68,857
     Intangible assets                                                                                             295
     Deferred charges and other                                                                                  2,344
-----------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                    71,496
-----------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                                $ 691,682
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                            $ 225,667
      Long-term debt excluding amt due within one year                                                         185,215
-----------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                           410,882
-----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                                                                     59,550
      Accounts payable                                                                                           2,318
      Customer deposits                                                                                          7,664
      Price risk management liabilities                                                                            559
      Exchange gas payable                                                                                      41,044
      Accrued liability for postretirement and pension benefits                                                  6,358
      Other accruals                                                                                            18,284
-----------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                            135,777
-----------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                    108,085
      Deferred investment tax credits                                                                            7,325
      Accrued liability for postretirement and pension benefits                                                 12,252
      Other noncurrent liabilities                                                                              17,361
-----------------------------------------------------------------------------------------------------------------------
          Total other                                                                                          145,023
-----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                         $ 691,682
=======================================================================================================================

                                                                     EXHIBIT #13

                            COLUMBIA GAS OF VIRGINIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of June 30, (in thousands)                                                                                     2003
-----------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                           $ 506,446
     Accumulated depreciation and amortization                                                                (128,246)
-----------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                         378,200
-----------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                     869
     Accounts receivable - less reserve                                                                         23,334
     Unbilled revenue - less reserve                                                                             4,523
     Gas inventory                                                                                               7,188
     Underrecovered gas and fuel costs                                                                           2,770
     Material and supplies, at average cost                                                                        414
     Exchange gas receivable                                                                                       629
     Prepayments and other                                                                                      10,465
-----------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                                  50,192
-----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                           7,988
     Intangible assets                                                                                             120
     Deferred charges and other                                                                                  8,616
-----------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                    16,724
-----------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                                $ 445,116
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                            $ 185,498
      Long-term debt excluding amt due within one year                                                         130,175
-----------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                           315,673
-----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                                                                      6,318
      Accounts payable                                                                                          22,602
      Customer deposits                                                                                          4,933
      Taxes accrued                                                                                              1,270
      Interest accrued                                                                                             125
      Exchange gas payable                                                                                       6,639
      Accrued liability for postretirement and pension benefits                                                  3,194
      Other accruals                                                                                            12,124
-----------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                             57,205
-----------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                     37,570
      Deferred investment tax credits                                                                            2,001
      Accrued liability for postretirement and pension benefits                                                  5,688
      Other noncurrent liabilities                                                                              26,979
-----------------------------------------------------------------------------------------------------------------------
          Total other                                                                                           72,238
-----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                         $ 445,116
=======================================================================================================================


                                                                     EXHIBIT #14
                            COLUMBIA GAS OF MARYLAND
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of June 30, (in thousands)                                                                                     2003
-----------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                            $ 84,544
     Accumulated depreciation and amortization                                                                 (36,443)
-----------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                          48,101
-----------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                     258
     Accounts receivable - less reserve                                                                         20,925
     Unbilled revenue - less reserve                                                                             1,299
     Gas inventory                                                                                               2,149
     Material and supplies, at average cost                                                                        145
     Exchange gas receivable                                                                                     3,487
     Prepayments and other                                                                                       3,673
-----------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                                  31,936
-----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                           1,908
     Intangible assets                                                                                              20
     Deferred charges and other                                                                                    501
-----------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                     2,429
-----------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                                 $ 82,466
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                             $ 30,596
      Long-term debt excluding amt due within one year                                                          18,975
-----------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                            49,571
-----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                                                           7,303
      Customer deposits                                                                                            353
      Taxes accrued                                                                                              3,826
      Overrecovered gas and fuel costs                                                                           1,876
      Exchange gas payable                                                                                       3,892
      Accrued liability for postretirement and pension benefits                                                    612
      Other accruals                                                                                             5,782
-----------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                             23,644
-----------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                      6,130
      Deferred investment tax credits                                                                              724
      Accrued liability for postretirement and pension benefits                                                  1,431
      Other noncurrent liabilities                                                                                 966
-----------------------------------------------------------------------------------------------------------------------
          Total other                                                                                            9,251
-----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                          $ 82,466
=======================================================================================================================


                                                                     EXHIBIT #15
                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9945
                                    ITEM #12


                                                      MAXIMUM AMOUNT            MAXIMUM AMOUNT           AVERAGE INTEREST
                                                    OUTSTANDING DURING         INVESTED DURING             RATE DURING
SUBSIDIARY  (AMOUNTS IN THOUSANDS)                SECOND QUARTER OF 2003    SECOND QUARTER OF 2003     SECOND QUARTER OF 2003
------------------------------------------------------------------------------------------------------------------------------
Alamco-Haug Hauling                                                  N/A                       999                      2.14%
Bay State Gas Company                                            142,222                         0                      2.14%
Columbia Assurance Agency, Inc.                                      N/A                        32                      2.14%
Columbia Accounts Receivable Corporation                             N/A                     9,490                      2.14%
Columbia Atlantic Trading Corporation                                N/A                     3,565                      2.14%
CNR Canada, Ltd.                                                   5,383                         0                      2.14%
Columbia Energy Group Capital Corporation                            N/A                       914                      2.14%
Columbia Deep Water Services Company                                 654                         0                      2.14%
Columbia Electric Corporation                                        N/A                     4,394                      2.14%
Columbia Energy Resources, Inc.                                      N/A                     5,307                      2.14%
Columbia Energy Services Corporation                              26,984                         0                      2.14%
Columbia Finance Corporation                                         N/A                         0                      2.14%
Columbia Energy Group                                                N/A                   448,791                      2.14%
Columbia Gulf Transmission Company                                37,027                         0                      2.14%
Columbia Gas of Virginia, Inc.                                     8,532                    15,307                      2.14%
Columbia Insurance Corporation, Ltd.                                 N/A                       241                      2.14%
Columbia Gas of Kentucky, Inc.                                         0                    40,819                      2.14%
Columbia LNG Corporation                                             N/A                         0                      2.14%
Columbia Gas of Maryland, Inc.                                         0                    21,783                      2.14%
CNS Microwave, Inc.                                                  N/A                     1,687                      2.14%
Columbia Natural Resources, Inc.                                  51,599                         0                      2.14%
Columbia Network Services Corporation                                N/A                     3,188                      2.14%
Columbia Gas of Ohio, Inc.                                             0                   284,805                      2.14%
Columbia Gas of Pennsylvania, Inc.                                     0                    68,204                      2.14%
Columbia Propane Corporation                                      19,005                         0                      2.14%
CP Holdings, Inc.                                                    N/A                       119                      2.14%
Columbia Pipeline Corporation                                        N/A                         0                      2.14%
Columbia Energy Power Marketing Corporation                            0                         0                      2.14%
Columbia Remainder Corporation                                         0                         0                      2.14%
Crossroads Pipeline                                               31,342                         0                      2.14%
NiSource Corporate Services Company                               90,291                         0                      2.14%
Columbia Service Partners, Inc.                                      N/A                     7,358                      2.14%
Columbia Transmission Communications Corporation                     N/A                     7,384                      2.14%
NiSource Development Company, Inc.                               182,799                         0                      2.14%
EnergyUSA, Inc.                                                   49,433                         0                      2.14%
EnergyUSA, Inc. (MA)                                                   0                     2,789                      2.14%
Kokomo Gas and Fuel Company                                            0                     3,028                      2.14%
NiSource Capital Markets. Inc.                                       N/A                     1,365                      2.14%
NI Energy Services, Inc.                                          46,418                         0                      2.14%
NiSource Energy Technologies, Inc.                                21,892                         0                      2.14%
NiSource Finance Corp.                                               N/A                   819,195                      2.14%
NiSource Inc.                                                        N/A                   409,773                      2.14%
Northern Indiana Fuel and Light Company, Inc.                          0                    16,786                      2.14%
Northern Indiana Public Service Company                          516,943                         0                      2.14%
Granite State Gas Transmission                                     7,915                         0                      2.14%
Northern Utilities, Inc.                                               0                    10,981                      2.14%
Columbia Petroleum Corporation                                       N/A                         0                      2.14%
Columbia Propane, L.P.                                               N/A                     1,745                      2.14%
Primary Energy, Inc.                                             164,987                         0                      2.14%
Columbia Gas Transmission Corporation                            209,065                         0                      2.14%
EnergyUSA-TPC Corp.                                                7,245                    54,021                      2.14%
------------------------------------------------------------------------------------------------------------------------------